FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Franklin, Michael G.
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    N/A

4.  Statement for Month/Year

    March, 2000

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Officer:  Vice President - Electronic Manufacturing and Director

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1  - Common Stock
    Line 2  - Common Stock
    Line 3  - Common Stock
    Line 4  - Common Stock
    Line 5  - Common Stock
    Line 6  - Common Stock
    Line 7  - Common Stock
    Line 8  - Common Stock
    Line 9  - Common Stock
    Line 10 - Common Stock
    Line 11 - Common Stock
    Line 12 - Common Stock
    Line 13 - Common Stock
    Line 14 - Common Stock
    Line 15 - Common Stock
    Line 16 - Common Stock
    Line 17 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1  - March 1, 2000
    Line 2  - March 1, 2000
    Line 3  - March 1, 2000
    Line 4  - March 1, 2000
    Line 5  - March 1, 2000
    Line 6  - March 1, 2000
    Line 7  - March 2, 2000
    Line 8  - March 3, 2000
    Line 9  - March 3, 2000
    Line 10 - March 3, 2000
    Line 11 - March 3, 2000
    Line 12 - March 3, 2000
    Line 13 - March 3, 2000
    Line 14 - March 3, 2000
    Line 15 - March 3, 2000
    Line 16 - March 3, 2000
    Line 17 - March 3, 2000

3.  Transaction Code (Instr. 8)

    Line 1  - Code:  S
    Line 2  - Code:  S
    Line 3  - Code:  S
    Line 4  - Code:  S
    Line 5  - Code:  S
    Line 6  - Code:  S
    Line 7  - Code:  S
    Line 8  - Code:  S
    Line 9  - Code:  S
    Line 10 - Code:  S
    Line 11 - Code:  S
    Line 12 - Code:  S
    Line 13 - Code:  S
    Line 14 - Code:  S
    Line 15 - Code:  S
    Line 16 - Code:  S
    Line 17 - Code:  S

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount: 500 Shares;(A)or(D):Disposed;Price:$8.81 Per Share Line 2 - Amount: 900 Shares;(A)or(D):Disposed;Price:$8.50 Per Share Line 3 - Amount: 1,500 Shares;(A)or(D):Disposed;Price:$8.63 Per Share Line 4 - Amount: 500 Shares;(A)or(D):Disposed;Price:$8.75 Per Share Line 5 - Amount: 500 Shares;(A)or(D):Disposed;Price:$8.94 Per Share Line 6 - Amount: 1,000 Shares;(A)or(D):Disposed;Price:$9.00 Per Share Line 7 - Amount: 1,000 Shares;(A)or(D):Disposed;Price:$9.00 Per Share Line 8 - Amount: 1,000 Shares;(A)or(D):Disposed;Price:$8.44 Per Share Line 9 - Amount: 200 Shares;(A)or(D):Disposed;Price:$8.50 Per Share Line 10- Amount: 1,500 Shares;(A)or(D):Disposed;Price:$9.00 Per Share Line 11- Amount: 500 Shares;(A)or(D):Disposed;Price:$8.88 Per Share Line 12- Amount: 1,000 Shares;(A)or(D):Disposed;Price:$8.94 Per Share Line 13- Amount: 200 Shares;(A)or(D):Disposed;Price:$8.69 Per Share Line 14- Amount: 500 Shares;(A)or(D):Disposed;Price:$8.81 Per Share Line 15- Amount: 300 Shares;(A)or(D):Disposed;Price:$8.75 Per Share Line 16- Amount: 500 Shares;(A)or(D):Disposed;Price:$8.63 Per Share Line 17- Amount: 300 Shares;(A)or(D):Disposed;Price:$8.56 Per Share

5.  Amount of Securities Beneficially Owned at End of Month 	(Instr. 3 and 4)

    None

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    N/A

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Options

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - N/A

3.  Transaction Date (Month/Day/Year)

    Line 1 - N/A

4.  Transaction Code (Instr. 8)

    Line 1 - N/A

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

    Line 1 - N/A

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - N/A

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - N/A

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Call Options on 253,278 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Call Options on  240,992 Shares Directly
    Call Options on   12,286 Shares Indirectly

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    Call options as to 12,286 shares of common stock are held by Debbie Franklin, wife of Mr. Franklin.

Explanation of Responses: N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C.  78ff(a)


/s/Michael G. Franklin                              April 10,2000
**Signature of Reporting Person                         Date